SECUR 06004575 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44619

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBS FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 SYLVAN ROAD SOUTH SUITE B
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILENE SCHLICHER (203) 221-1916
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC
(Name – *if individual, state last, first, middle name*)

ONE OLD COUNTRY RD SUITE 340	CARLE PLACE	NY	11514
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ILENE SCHLICHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SBS FINANCIAL GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT / CEO

Title

MY COMMISSION ... EXPIRES: May 3, ...
Bonded Thru Notary Public ...

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.B.S. FINANCIAL GROUP, INC.
TABLE OF CONTENTS
DECEMBER 31, 2005

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

S.B.S. Financial Group, Inc.

We have audited the accompanying statement of financial condition of S.B.S. Financial Group, Inc. as of December 31, 2005, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.B.S. Financial Group, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malakoff, Wasserman and Pecker, C.P.A., P.C.

Malakoff, Wasserman and Pecker, C.P.A., P.C.

January 26, 2006

ASSETS

Current Assets:		
Cash and cash equivalents	$	223,642
Due from broker		39,621
Total current assets		263,263
Property and equipment, net of accumulated depreciation of $16,003		0
Security deposits		1,762
Miscellaneous receivable		13
Total assets	$	265,038

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,672
Stockholders' Equity:		
Class A common stock, $1.00 par value; authorized-400,000 shares; issued and outstanding-70,000 shares		70,000
Class B common stock, $1.00 par value; authorized-100,000 shares; issued and outstanding - none		0
Additional paid-in capital		70,000
Retained earnings		117,366
Total stockholders' equity		257,366
Total liabilities and stockholders' equity	$	265,038

See notes to financial statements.

S.B.S. FINANCIAL GROUP, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	708,506
Less direct costs of services rendered		173,642
Net commissions		534,864
Interest and dividend income		4,923
Total revenues		539,787
Operating expenses:		
Compensation-shareholders		238,243
Compensation-others		91,563
Payroll taxes		22,170
Employee benefits		27,783
Travel and promotion		29,661
Rent and utilities		14,138
Telephone		9,987
Office expenses		9,572
Professional fees		6,750
Dues, subscriptions and licenses		7,818
Information services		10,983
Clearing charges		72,082
Insurance		999
Depreciation		4,898
Total operating expenses		546,647
Net loss	$	(6,860)

See notes to financial statements.

S.B.S. FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional	Retained	Total Stockholders'
	Class A	Class B	Paid-in Capital	Earnings	Equity
Balance - January 1, 2005	$ 70,000	$ 0	$ 70,000	$ 124,226	$ 264,226
Net loss	0	0	0	(6,860)	(6,860)
Balance - December 31, 2005	$ 70,000	$ 0	$ 70,000	$ 117,366	$ 257,366

S.B.S. FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss	$	(6,860)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		4,898
(Increase) decrease in operating assets:		
Due from broker		(28,000)
Prepaid expenses		297
Miscellaneous receivable		(13)
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(1,528)
Net cash provided by operating activities		(31,206)
Cash flows from investing activities:		
Purchase of fixed assets		(4,898)
Net cash used in investing activities		(4,898)
Net decrease in cash and cash equivalents		(36,104)
Cash and cash equivalents, beginning of year		259,746
Cash and cash equivalents, end of year	$	223,642
Supplemental Cash Flows Disclosures:		
Income taxes paid	$	0

See notes to financial statements.

Note A - ORGANIZATION

S.B.S. Financial Group, Inc.(the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Note B - SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

At various times during the year the Company's bank balance exceeded federal deposit insurance coverage.

Note B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and Connecticut corporation income tax purposes. Accordingly, the operations of the Company will not be subject to Federal or Connecticut corporation income taxes.

Note C - COMMITMENTS

The Company occupies office space pursuant to a lease which expires on November 30, 2006. The minimum lease payments for 2006 under this lease agreement is $10,980.

Note D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $255,591, which was $250,591 in excess of its required net capital of $5,000.

S.B.S. FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Stockholders' equity	$	257,366
Deductions for nonallowable assets:		
Property and equipment, net		0
Security deposits		1,762
Miscellaneous receivable		13
		1,775
Net capital		255,591
Minimum dollar net capital required		5,000
Excess net capital	$	250,591
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	7,672
Total aggregate indebtedness	$	7,672
Ratio of aggregate indebtedness to net capital		3.00%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	255,604
Reclassification of nonallowable asset		13
Net capital per above	$	255,591

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
S.B.S. Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of S.B.S. Financial Group, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g)(i) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC'S objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Malakoff, Wasserman and Pecker, C.P.A., P.C.

Malakoff, Wasserman and Pecker, C.P.A., P.C.

January 26, 2006